



SECRETARY OF STATE

STATE OF NEVADA

DOMESTIC CORPORATION (78) CHARTER

I, BARBARA K. CEGAVSKE, the duly qualified and elected Nevada Secretary of State, do hereby certify that **Launch Cart, Inc.** did, on 08/02/2019, file in this office the original ARTICLES OF INCORPORATION-FOR-PROFIT that said document is now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said document contains all the provisions required by the law of the State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 08/06/2019.

Barbara K. Cegavske

BARBARA K. CEGAVSKE
Secretary of State

Certificate Number: B20190806138516
You may verify this certificate online at http://www.nvsos.gov

<h1 style="text-align:center">Articles of Incorporation
of
Launch Cart, Inc.</h1>

The undersigned, for purposes of incorporating a corporation under the Nevada Business Corporation Act, does hereby certify as follows:

<p style="text-align:center">Article I: Name</p>

The name of the corporation is Launch Cart, Inc,

<p style="text-align:center">Article II: Purpose</p>

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the Nevada Business Corporation Act,

<p style="text-align:center">Article III: Capitalization</p>

(a) *Authorized Shares.* The total number of shares of stock which the corporation shall have authority to issue is 100,000,000 shares, consisting of 75,000,000 shares of common stock, par value $.0001 per share and 25,000,000 shares of preferred stock, par value $.0001 per share.

(b) *Preferred Stock.* (a) Shares of preferred stock may be issued in one or more series, from time to time, with each such series to consist of such number of shares and to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the board of directors of the corporation, and the board of directors is hereby expressly vested with the authority, to the full extent now or hereafter provided by law, to adopt any such resolution or resolutions. The authority of the board of directors with respect to each series of preferred stock shall include, but not be limited to, determination of the following:

(i) The number of shares constituting that series and the distinctive designation of that series;

(ii) The dividend rate or rates on the shares of that series, the terms and conditions upon which and the periods in respect of which dividends shall be payable, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(iii) Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(iv) Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the board of directors shall determine;

(v) Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in the event of redemption, which amount may vary under different conditions and at different redemption dates;

(vi)   Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

(vii)   The rights of the shares of that series in the event of voluntary or involuntary liquidation, distribution of assets, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series; and

(c)   Each holder of common stock, as such, shall be entitled to one vote for each share of common stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that, except as otherwise required by law, holders of common stock, as such, shall not be entitled to vote on any amendment to these articles of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to these articles of incorporation including any certificate of designations relating to any series of preferred stock or pursuant to the Nevada Business Corporation Act.

(d)   *Series A Convertible Preferred Stock*

A series of 1,000,000 shares of preferred stock is designated as "Series A Preferred Stock." The description of the terms of the Series A Preferred Stock, set forth below.

(i)   Dividends. Holders of Series A Preferred Stock are entitled to receive non-cumulative dividends, when, if, and as declared by the Board of Directors, on an equal basis with the Common Stock.

(ii)   Voting Rights

The holders of Series A Preferred Stock are entitled to vote, based on one vote for each share of Common Stock, issuable upon conversion. The Series A Preferred Stock will vote together with the Series A Preferred Stock (to be issued in this Offering) and the Common Stock on an as converted basis, and not as a separate class In addition, the approval of at least a majority of the Series A Preferred Stock then outstanding is required to amend, alter or repeal any provisions of the Designation, to authorize any reclassification of the Series A Preferred Stock so as to affect adversely the preferences, special rights or powers of the Series A Preferred Stock either directly or indirectly or through merger or consolidation with any corporation (unless certain conditions are satisfied).

(iii)   Liquidation Rights

Holders of Series A Preferred Stock are entitled to receive 100% of their original investment "Liquidation Right" (plus declared but unpaid dividends), and no more, before any distribution or payment is made to holders of Common Stock or other junior stock in the event of the dissolution, liquidation or winding up of the Company, if, in any such event, the assets of the Company are insufficient to permit full payment, the holders of Series A Preferred Stock will be entitled to a ratable distribution of the available assets. A consolidation, merger, or sale of all or substantially all of the assets of the Company will not be considered a liquidation, dissolution or winding up for these purposes.

(iv)   Conversion Rights

The Series A Preferred Stock is convertible, at the option of the holder at any time after issuance, at the rate of one share of Common Stock for each share of Series A Preferred Stock. The conversion rate is subject to adjustment from time to time in the event of certain stock dividends, stock divisions or combinations of the Common Stock, issuance of convertible securities with a conversion rate less than the then current conversion rate for the Series A Preferred Stock, or sale of Common Stock at a price less than the then current conversion rate of the Series A Preferred Stock. In the case of a consolidation or merger of the Company with or into any other corporation, or in case of any sale or transfer of substantially all the assets of the Company, a holder of Series A Preferred Stock will be entitled to receive on conversion the consideration which the holder would have received had he/she converted immediately prior to the occurrence of the event. No adjustment in the conversion rate will be required unless it would result in at least a $0.01 change in the rate; however, any adjustment not made will be carried forward.

(v)   Dividends

Holders of Series A Preferred Stock are entitled to receive 8% cumulative dividends on an annual basis, which may be paid in cash or in securities of the Company or CLB, as determined by the Board in its sole discretion.

(vi)   Voting Rights

The holders of Series A Preferred Stock are entitled to vote, based on one vote for each share of Common Stock, issuable upon conversion. The Series A Preferred Stock will vote together with the Series A Preferred Stock and the Common Stock on an as converted basis, and not as a separate class. In addition, the approval of at least a majority of the Series A Preferred Stock then outstanding is required to amend, alter or repeal any provisions of the Designation, to authorize any reclassification of the Series A Preferred Stock so as to affect adversely the preferences, special rights or powers of the Series A Preferred Stock either directly or indirectly or through merger or consolidation with any corporation (unless certain conditions are satisfied).

(vii)   Liquidation Rights

Holders of Series A Preferred Stock are entitled to receive 100% of their original investment "Liquidation Right" (plus declared but unpaid dividends), and no more, before any distribution or payment is made to holders of Common Stock, Series A Preferred Stock or other junior stock in the event of the dissolution, liquidation or winding up of the Company, if, in any such event, the assets of the Company are insufficient to permit full payment, the holders of Series A Preferred Stock will be entitled to a ratable distribution of the available assets. A consolidation, merger, or sale of all or substantially all the assets of the Company will not be considered a liquidation, dissolution or winding up for these purposes.

(viii)   Conversion Rights

3

The Series A Preferred Stock is convertible, at the option of the holder at any time after issuance, at the rate of one share of Common Stock for each share of Series A Preferred Stock. The conversion rate is subject to adjustment from time to time in the event of certain stock dividends, stock divisions or combinations of the Common Stock, issuance of convertible securities with a conversion rate less than the then current conversion rate for the Series A Preferred Stock, or sale of Common Stock at a price less than the then current conversion rate of the Series A Preferred Stock. In the case of a consolidation or merger of the Company with or into any other corporation, or in case of any sale or transfer of substantially all the assets of the Company, a holder of Series A Preferred Stock will be entitled to receive on conversion the consideration which the holder would have received had he/she converted immediately prior to the occurrence of the event. No adjustment in the conversion rate will be required unless it would result in at least a $0.01 change in the rate; however, any adjustment not made will be carried forward.

(ix)   Automatic Conversion

Each share of Series A Preferred will automatically convert into shares of the Company's Common Stock, at the then applicable conversion rate, upon (i) the closing of a firmly underwritten public offering of the Company's common stock at a price per share that is at least one times the purchase price of the Series A Preferred Stock with gross offering proceeds in excess of $15.0 million (a "Qualified Public Offering"), or (ii) the consent of the holders of at least a majority of the then outstanding shares of Series A Preferred.

(x)   Information Requirements

The Company will deliver to each Series A Holder (i) annually (within ninety (90) days of the end of the year) and quarterly (within forty-five (45) days of the end of each fiscal quarter) financial statements and other information as determined by the Board; and (ii) an up-to-date capitalization table upon written request not more

(e)   No Class Vote on Changes in Authorized Number of Shares of Preferred Stock. Subject to the rights of the holders of any series of preferred stock pursuant to the terms of these articles of incorporation or any resolution or resolutions providing for the issuance of such series of stock adopted by the Board of directors, the number of authorized shares of preferred stock may be increased or decreased but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the common stock.

Article IV: Board of Directors

(a) Number of Directors; Vacancies and Newly Created Directorships. The number of directors constituting the board of directors shall be not fewer than 3 and not more than 7. The number of directors initially shall be 3. Subject to the previous sentence and to the special rights of the holders of any class or series of stock to elect directors, the precise number of directors shall be fixed exclusively pursuant to a resolution adopted by the Board of directors. Vacancies and newly created directorships shall be filled exclusively pursuant to a resolution adopted by the Board of directors.

(b) Classified Board of Directors. Subject to the special right of the holders of any class or series of stock to elect directors, the board of directors, shall be classified with respect to the time

for which they severally hold office into three classes, as nearly equal in number as possible. The initial Class I Directors shall serve for a term expiring at the first annual meeting of stockholders of the corporation following the filing of this Articles of Incorporation; the initial Class II Directors shall serve for a term expiring at the second annual meeting of stockholders following the filing of these Articles of Incorporation; and the initial Class III Directors shall serve for a term expiring at the third annual meeting of stockholders following the filing of these articles of incorporation. Each director in each class shall hold office until his or her successor is duly elected and qualified. At each annual meeting of stockholders beginning with the first annual meeting of stockholders following the filing of these articles of incorporation, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders to be held in the third year following the year of their election, with each director in each such class to hold office until his or her successor is duly elected and qualified.

Article V: Limitation of Director Liability; Indemnification and Advancement of Expenses

(a) *Limitation of Director Liability.*

To the fullest extent that the General Corporation Law of the State of Nevada or any other law of the State of Nevada as it exists on the date hereof or as it may hereafter be amended permits the limitation or elimination of the liability of directors, no director of the corporation shall be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. No amendment to, or modification or repeal of, this Article V (a) shall adversely affect any right or protection of a director of the corporation existing hereunder with respect to any act or omission occurring prior to such amendment, modification or repeal.

(b) *Indemnification and Advancement of Expenses.*

The corporation shall indemnify and advance expenses to, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an Indemnitee) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or an officer of the corporation or, while a director or an officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnitee. Notwithstanding the preceding sentence, the corporation shall be required to indemnify, or advance expenses to, an Indemnitee in connection with a proceeding (or part thereof) commenced by such Indemnitee only if the commencement of such proceeding (or part thereof) by the Indemnitee was authorized by the Board of directors of the corporation.

Article VI: Registered Office and Agent

The address of the corporation's registered office in the State of Nevada 5550 Painted Mirage Rd Suite 320 Las Vegas, NV 89149. The name of the corporation's registered agent at such address is.

Article VII: Amendments to the Certificate of Incorporation and Bylaws

(a) *Amendments to the Certificate of Incorporation.* Notwithstanding any other provisions of these articles of incorporation, and notwithstanding that a lesser percentage may be permitted from time to time by applicable law, no provision of Articles V and VIII may be altered, amended or repealed in any respect (including by merger, consolidation or otherwise), nor may any provision inconsistent therewith be adopted, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of at least 66 1/3 of the capital stock of the corporation entitled to vote generally in an election of directors, voting together as a single class.

(b) *Adoption, Amendment and Repeal of the By-laws.* In furtherance and not in limitation of the powers conferred by law, the board of directors is expressly authorized to make, alter, amend and repeal the By-laws of the corporation subject to the power of the stockholders of the corporation to alter, amend or repeal the bylaws; provided, however, that with respect to the powers of stockholders to make, alter, amend or repeal the bylaws, the affirmative vote of the holders of at least fifty percent 50 % of the capital stock of the corporation entitled to vote generally in an election of directors, voting together as a single class, shall be required to make, alter amend or repeal the bylaws of the corporation

Article VIII: No Cumulative Voting

Stockholders shall not be entitled to cumulative voting in the elections of directors.

Article IX: Incorporator

The name and mailing address of the incorporator of the corporation is James E. Burk, 1740 N Street NW, Ste. One, Washington DC 20036.

IN WITNESS WHEREOF, the undersigned incorporator has executed these Articles of Incorporation this ___ day of _____

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 Incorporator